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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of January 2014

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    [X]      Form 40-F    [_]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    [_]      No    [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Representative Director, President
                                            and Chief Executive Officer
                                            (principal executive officer)

January 31, 2014

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                                                                          [LOGO]
                                                                            FASF

                      Company Name            Ricoh Company, Ltd.
                      President and C.E.O.    Zenji Miura
                      (Code Number:  7752 First  Section of the Tokyo Stock
                      Exchange, Nagoya  Stock  Exchange  Inc.,   Fukuoka  Stock
                      Exchange,   and Sapporo Securities Exchange)
                      Contact: Yutaka Kaneko, General Manager, PR Department Tel. 03-6278-5228

 NOTICE REGARDING APPLICATION TO DELIST FROM THE EURONEXT PARIS STOCK EXCHANGE

Ricoh Company, Ltd., at its Board of Directors meeting held on January 31, 2014, resolved to apply for the delisting of its ordinary shares from the Euronext Paris Stock Exchange.

1. REASON FOR DELISTING

     The trading volume of the shares on the Euronext Paris Stock Exchange has been extremely low. Ricoh believes that the delisting would not substantially cause inconvenience to Ricoh's shareholders and investors.

2. STOCK EXCHANGES ON WHICH RICOH WILL MAINTAIN ITS LISTING

     Tokyo Stock Exchange, Nagoya Stock Exchange, Fukuoka Stock Exchange and Sapporo Securities Exchange

3. SCHEDULE

     The application for the delisting of Ricoh's shares will be made to the Euronext Paris Stock Exchange after this announcement. Ricoh expects to complete the delisting procedures within six months. This time table may vary depending on the exchange's requirements.